UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Month of June 2018

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 7, 360 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99

1.	Stock Exchange announcement dated 1 June 2018 entitled 'Total voting rights and issued capital’
2.	Stock Exchange announcement dated 1 June 2018 entitled 'Rio Tinto completes the sale of Winchester South for $200 million’
3.	Stock Exchange announcement dated 1 June 2018 entitled 'Transaction in Own Shares'
4.	Media release dated 4 June 2018 entitled 'Shareholdings of directors and persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
5.	Stock Exchange announcement dated 4 June 2018 entitled 'Transaction in Own Shares'
6.	Stock Exchange announcement dated 5 June 2018 entitled 'Transaction in Own Shares'
7.	Stock Exchange announcement dated 6 June 2018 entitled 'Transaction in Own Shares'
8.	Stock Exchange announcement dated 7 June 2018 entitled ‘Rio Tinto and Minmetals formalise joint venture for minerals exploration’
9.	Stock Exchange announcement dated 7 June 2018 entitled 'Transaction in Own Shares'
10.	Stock Exchange announcement dated 8 June 2018 entitled 'Transaction in Own Shares'
11.	Stock Exchange announcement dated 11 June 2018 entitled 'Transaction in Own Shares'
12.	Stock Exchange announcement dated 12 June 2018 entitled 'Transaction in Own Shares'
13.	Stock Exchange announcement dated 13 June 2018 entitled 'Transaction in Own Shares'
14.	Stock Exchange announcement dated 14 June 2018 entitled 'Transaction in Own Shares'
15.	Stock Exchange announcement dated 15 June 2018 entitled 'Transaction in Own Shares'
16.	Stock Exchange announcement dated 16 June 2018 entitled 'Rio Tinto’s Iron Ore Investor Site Visit’
17.	Media Release dated 18 June 2018 entitled ‘Rio Tinto’s iron ore business delivering value through additional flexibility’
18.	Stock Exchange announcement dated 18 June 2018 presentation slides entitled ‘Iron Ore – Delivering value from flexibility and optionality’
19.	Stock Exchange announcement dated 18 June 2018 entitled 'Transaction in Own Shares'
20.	Stock Exchange announcement dated 19 June 2018 entitled 'Transaction in Own Shares'
21.	Media release dated 20 June 2018 entitled ‘Publication of Report on Payments to Governments for the year ended 31 December 2017’
22.	Stock Exchange announcement dated 20 June 2018 entitled 'Transaction in Own Shares'
23.	Stock Exchange announcement dated 21 June 2018 entitled 'Transaction in Own Shares'
24.	Stock Exchange announcement dated 22 June 2018 entitled 'Transaction in Own Shares'
25.	Stock Exchange announcement dated 25 June 2018 entitled 'Transaction in Own Shares'
26.	Stock Exchange announcement dated 26 June 2018 entitled 'Transaction in Own Shares'
27.	Stock Exchange announcement dated 27 June 2018 entitled 'Transaction in Own Shares'
28.	Stock Exchange announcement dated 28 June 2018 entitled 'Transaction in Own Shares'
29.	Stock Exchange announcement dated 29 June 2018 entitled 'Transaction in Own Shares'

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Steve Allen	By	/s/ Steve Allen
Name	Steve Allen	Name	Steve Allen
Title	Company Secretary	Title	Joint Company Secretary

Date	2 July 2018	Date	2 July 2018